SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ANNOUNCES CONTRACT WITH PETROBRAS FOR SUPPLY OF PROPYLENE UNDER COMPETITIVE CONDITIONS

São Paulo, Brazil, April 3rd 2007 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), Latin America’s leader in thermoplastic resins and the country’s second largest in industrial company owned by the private sector announces that it just signed a contract with Refinaria Alberto Pasqualini (Refap S/A), located in Canoas/RS, for initial supply of 70 thousand tons of propylene per year, which may exceed 100 thousand tons per year with the forecasted production increases in the refinery. The initiative, which marks the entry of Refap as a supplier of raw materials to the petrochemical sector, will provide important competitivity and strategic flexibility gains to Braskem, which just expanded its share in the country’s southern region, with the acquisition of petrochemical businesses from Ipiranga in a partnership with Petrobras, including the controlling stake of Copesul.

“This agreement establishes an important partnership in the long term relationship between Braskem and Refap, and will be key in the completion of future projects aimed at expanding the company’s polypropylene units”, says Braskem’s Poliolefines Vice President Luiz de Mendonça. In addition, it reinforces the strategic partnership with Petrobras, already accomplished through Petroquímica Paulínia’s project, and now with Petroquímica Ipiranga.

As a consequence of the acquisition of Ipiranga Petroquímica’s businesses jointly with Petrobras, Braskem plans to invest approximately R$ 700 million in projects aimed at expanding its industrial units in the Triunfo Complex until 2009, besides investments already announced in other assets.

The contract with Refap foresees the initial supply of 5.8 thousand tons of propylene per month. This volume will complement the supply of the company’s current units in the Triunfo Complex, and guarantee the supply of raw materials for future expansions. Propylene will be delivered to Braskem through a pipeline, which ensures security and continuity in the raw material’s supply.

The establishment of this contract is part of Braskem strategy of consolidating its leading position in the market of polypropylene, a resin that presents the highest demand growth rates both in the Brazilian and international markets.

Braskem, a world-class Brazilian petrochemical company, is a leader in thermoplastic resins in Latin America, and the country’s second largest in industrial company owned by the private sector. With 14 industrial plants located in the country, the company has an annual production capacity of 6.1 million tons of chemicals and petrochemicals.

For further information, please access our website www.braskem.com.br/ri or contact Braskem’s IR area:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (55 11) 3443 9178	Phone: (55 11) 3443 9744	Phone: (55 11) 3443-9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 03, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.